October 5, 2010
Via Facsimile
and Via EDGAR
Mr. Sirimal R. Mukerjee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Regency Energy Partners LP 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 000-51757

Registration Statement on Form S-3 Filed September 10, 2010 File No. 333-169307
Dear Mr. Mukerjee:
On behalf of Regency Energy Partners LP (the “Company”), we are submitting the Company’s response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2009 and the Registration Statement on Form S-3 (File No. 33-169307) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated September 30, 2010.
The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments.
Form 10-K for Fiscal Year Ended December 31, 2009
Potential Payments upon a Termination or Change in Control, page 100
1.	We note your response to comment 4 in our letter dated August 19, 2010 with respect to your basis for selecting a change in control to trigger accelerated vesting of certain portions of awards under your long-term incentive plan. Please confirm that you will expand your disclosure in future filings to provide such information. In addition, your revised disclosure should clarify your rationale for selecting a single event (change of control) to trigger accelerated vesting, rather than also requiring termination of the officer to trigger the benefit. Please provide a sample of your proposed disclosure.
Response: We confirm that we will expand our disclosure within the “Potential Payments upon a Termination or Change in Control” section of future filings in order to fully describe our rationale for selecting a “change in control” of our company as a potential single trigger for the accelerated vesting of certain portions of the awards provided to our named executive officers under our Long-Term Incentive Plan. In addition to the disclosure within the “Potential Payments upon a Termination or Change in Control” section that we have previously provided for your review, we also propose to include in future filings the following or similar language regarding our rationale for selecting a single event (change of control) to trigger accelerated vesting:

“The equity award agreements under our LTIP contain a ‘single trigger’ for accelerated vesting of equity awards, which means vesting accelerates upon a change of control irrespective of whether the officer is terminated. We believe that providing for accelerated vesting of equity awards upon a change in control creates an important retention tool for us by enabling employees to realize value from these awards in the event that we undergo a change in control transaction. In addition, we believe that it is important to provide the named executive officers with a sense of stability in the middle of transactions that may create uncertainty regarding their future employment. Whether or not a change in control results in a termination of an officer’s employment with us or a successor entity, we want to provide our officers with certain guarantees regarding the importance of the equity incentive compensation awards they were granted prior to that change in control; otherwise, we believe that the incentivizing element of such awards in the face of a pending change in control is negligible. We believe change in control protection allows management to focus their attention and energy on our business without any distractions regarding the effects of a change in control. Further, we believe that such protections maximize unitholder value by encouraging the named executive officers to review objectively any proposed transaction in determining whether such proposal is in the best interest of our unitholders, whether or not the executive will continue to be employed. Executive officers at other companies in our industry and the general market against which we compete for executive talent commonly have equity compensation plans that provide for accelerated vesting upon a change in control event of that company, and we have consistently provided this benefit to our named executive officers in order to remain competitive in attracting and retaining skilled professionals in our industry.”
Registration Statement on Form S-3 (File No. 33-169307)
General
2.	We remind you that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings have been resolved.
Response: The Company acknowledges this comment and will not request acceleration of the effectiveness of the Company’s registration statement until all outstanding issues related to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2009 and related filings have been resolved.
Where You Can Find More Information, page 1
3.	Please revise your filing to specifically incorporate by reference the current report on Form 8-K that you filed on September 13, 2010. See Item 12(a) of Form S-3. See also Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.
Response: The Company will file an amendment that incorporates by reference this current report on Form 8-K and that uses the exact language in Compliance and Disclosure Interpretations Securities Act Forms, Question 123.05 to incorporate filings made prior to effectiveness and other future filings .
Additionally, please be advised that the Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the staff’s declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know if you have any further questions after reviewing the Company’s response. You can reach me at 214-840-5800.

Very truly yours,
/s/ Paul M. Jolas
Paul M. Jolas
Executive Vice President, Chief Legal Officer and Secretary

cc:	Byron R. Kelley — President and Chief Executive Officer (Principal Executive Officer)
Rodney L. Gray — Regency Energy Partners LP, Audit Committee Chairman
Lawrence B. Connors — Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
Dan Fleckman — Mayer Brown LLP